John Hancock Financial Services

Thomas J. Loftus

AVP & Assistant General Counsel

U.S. Insurance Law

601 Congress Street

Boston, MA 02210-2805

(617) 663-3192

Fax: (617) 663-2197

E-Mail: tloftus@jhancock.com

July 27, 2018

VIA EDGAR

Sonny Oh, Esq.

Senior Counsel

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 8629

Washington, D.C. 20549-8629

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account Q (“Registrant”)

Registration Statement on Form N-4 (File No. 333-164147) and

John Hancock Life Insurance Company (U.S.A.) Separate Account T (“Registrant”)

Registration Statement on Form N-4 (File No. 333-164139)

Dear Mr. Oh:

John Hancock Life Insurance Company (U.S.A.) (the “Company”), on behalf of John Hancock Life Insurance Company (U.S.A.) Separate Accounts Q and T (collectively, the “Registrants”), respectfully submits this correspondence via EDGAR to respond to your comments provided via telephone on July 3, 2018 (the “SEC Comments”). The SEC Comments relate to our June 1, 2018 filings (the “June 1st Filings”) of Post-Effective Amendments to the Registration Statements on Form N-4 under the Securities Act of 1933, as amended (the “Act”), pursuant to Rule 485(a) under the Act (Accession Numbers 0001193125-18-181951 and 0001193125-18-181969, respectively) (the “Registration Statements”), for the above-referenced registrations of certain Revolution Value Variable Annuity Contracts described therein (the “Contracts”).

The SEC Comments are shown below in italics followed by our responses. We use underlines to show additions and ~~strikethroughs~~ to show deletions to the text of the Registration Statements. Following resolution of all comments, we intend to file a revised supplement under Rule 497 (“Revised Supplement”) that will incorporate these changes, which we would like to file on or about July 31st with your approval. Unless the context otherwise requires, all page and section references in our responses correspond to the June 1st Filing. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the June 1st Filing.

COMMENT 1. Submission Page – The staff notes that the Series Class Identifier does not list the full name of the contract. Please spell out the full contract name.

Response: We have amended the Series Class Identifier in both Separate Accounts T and Q to reflect the full contract name: Revolution Value Variable Annuity.

COMMENT 2. Facing Page – Under “Approximate date of proposed public offering - Title of Securities Being Registered” Please identify the contract specifically.

Sonny Oh, Esq.

July 27, 2018

Response:    This filing under Rule 497 does not include a facing page.

COMMENT 3. Supplement Page 1 – What is the significance of the September 15, 1999 date and why wouldn’t the Offer apply to Contract Owners who purchased Contracts before this date?

Response: September 15, 1999 is the date we began selling these contracts.

COMMENT 4. Who does the Offer apply to? (page 1) – Clarify whether an Eligible Contract Owner can have both a standard Death Benefit and an Enhanced Death Benefit.

Response: This section is revised as follows:

Who does the Offer apply to?

This Offer applies only to “Eligible Contract Owners.”

An Eligible Contract Owner is any Contract Owner who purchased a Contract on or after September 15, 1999 and who has a death benefit that is greater than their Contract Value (i.e., “in the money”) as of June 30, 2018. An Eligible Contract Owner can have either one of these death benefits (~~singly or together,~~ the “Death Benefit(s)”):

●	A standard Death Benefit, which is included under the Contract for no additional charge; or
●	An Enhanced Death Benefit, which was elected at issue for an additional charge.

COMMENT 5. How is the Enhancement Amount calculated (page 2) – In the last sentence of the first paragraph, please clarify which death benefit you’re referring to.

Response: We revise the first paragraph as follows:

The Enhancement Amount that will be added to your Contract Value is calculated by multiplying the “Applicable Percentage,” which is based on your attained age (see table below), against the applicable Net Amount at Risk (“NAR”). The applicable NAR is the difference, if any, between the Death Benefit (standard Death Benefit or Enhanced Death Benefit) and the Contract Value as of June 30, 2018.

COMMENT 6. How is the Enhancement Amount calculated (page 2)– In the Attained Owner Age and Applicable Percentage Table, combine the columns that reference the same Applicable Percentage.

Response: We will combine the three 30% Applicable Percentage columns as follows:

Attained Owner[1] Age	Up to 49~~29  30-39  40-49~~ 	50-59	60-69	70-79	80-89	90-99	100+

Sonny Oh, Esq.

July 27, 2018

Applicable Percentage	30% ~~30%  30%~~ 	35%	40%	50%	70%	80%	100%

COMMENT 7. Why is John Hancock making this Offer? (page 3) – At the end of the second paragraph in this section, please conversely add disclosure that over the long term, not accepting the Offer may yield more benefits to the Contract Owner than accepting the Offer.

Response: We revise the second paragraph as follows:

John Hancock would receive a financial benefit because past market conditions and the ongoing low interest rate environment make continuing to provide these benefits costly to us. We expect making the Offer and payment of any Enhancement Amounts to be less costly to us than continuing to guarantee the benefits. Please note that, over the long term, not accepting the Offer may be more beneficial for some Contract Owners.

COMMENT 8. Am I required to accept the offer? (page 3) – Explain procedurally how acceptance in Good Order and all other documentation will work. Provide a copy of the Offer letter and any brochures disclosing the Offer.

Response: The Buy Back Acceptance Request (“Form”) must be postmarked by December 7, 2018 and can be sent to our Annuities Service Center via regular mail, overnight mail or fax. Once received, the customer service representative reviews the Form to make sure all the required signatures are obtained, the tax forms and elections are valid and if required, whether a Medallion Signature Guarantee has been provided. If the paperwork is complete with no missing information, it will be deemed to be in Good Order, and processed the same day. If the paperwork is incomplete, the customer service representative would contact the Contract Owner and walk him or her through the steps necessary to complete the transaction. In addition, we have set up a dedicated toll-free telephone number for inquiries related to this Offer.

The Offer letter and materials that will be mailed to the eligible Contract Owner’s and included herewith are as follows:

1.	Offer Letter (2 versions – one for IRA and Non-Qualified Contracts and one for Qualified Contracts);
2.	Prospectus Supplement (1 version – to be filed under Rule 497);
3.	Buy Back Acceptance Request form (2 versions – one for IRA and Non-Qualified Contracts and one for Qualified Contracts);
4.	W-9 Request for Taxpayer Identification Number and Certification;
5.	Special Tax Notice for Annuitant Withdrawals;
6.	Self-Addressed Stamped Return Envelope; and
7.	John Hancock Annuities pocket folder mockup (the materials listed above will be included in this folder and mailed in a large envelope).

Sonny Oh, Esq.

July 27, 2018

COMMENT 9. How do I accept the Offer and what day’s pricing will I receive? (page 3) – With respect to paragraph 3 in this section, confirm that Contract Value is defined the same way as it is in the prospectus and clearly disclose that no Surrender Charge and MVA will be applied to that value.

Response: The Contract Value is defined the same way as it is in the prospectus. We are adding the following sentence to the end of the third paragraph: “No Surrender Charge, MVA or other deduction will be applied against the Contract Value.”

COMMENT 10. How long do I have to decide? (page 3) – Please reconcile the cutoff date of December 5, 2018 here with December 7, 2018 mentioned in “When does this offer apply? (page 1).

Response: The Offer is open until December 7, 2018. This section will be revised as follows:

How long do I have to decide?

To accept the Offer, your Acceptance in Good Order must be postmarked no later than December 7~~5~~, 2018.

COMMENT 11. What factors should I consider before accepting this Offer? (page 4) – Please disclose any incentives for the financial representatives.

Response: We are not providing any incentives to the financial representatives in connection with this Offer.

COMMENT 12. What factors should I consider before accepting this Offer? (page 4) – Please disclose that the Offer may not be beneficial for everyone and provide a profile for whom it would be beneficial and whom it would not be beneficial to accept the Offer.

Response: The following is inserted before the last paragraph of this section:

This Offer may be beneficial for some but not for others. See sample profiles below.

Sample profile of someone who might choose not to take the Offer:

➢

Jan and Paul are in their 70s and enjoying retirement. They are fortunate enough to have a pension and retiree medical coverage. They feel financially secure for the remainder of their lifetimes. They also have 4 grown children for whom Jan and Paul are interested in leaving an inheritance. They are not interested in the Offer, as they don’t need cash now, and they would prefer to leave the Death Benefit for their children.

Sample profile of someone who might choose to take the Offer:

➢

Beverly has recently retired, but still has expenses and some debt. Beverly would also love to help pay down some of her children’s college loans, and she has an interest in traveling while still in good health. She is interested in the Offer, as it could help meet today’s income needs.

Sonny Oh, Esq.

July 27, 2018

COMMENT 13. What factors should I consider before accepting this Offer? (page 4) – Disclose that the Contract Owner should consider the value of the Total Offer Amount against future death benefit and other Riders

Response: We have added a bullet under “Some additional factors you may wish to consider:” as follows:

Some additional factors you may wish to consider:

●	Whether it is still important for you to leave a Death Benefit for your beneficiaries.
●	Whether your current state of health leads you to believe it is likely that you would leave a Death Benefit to your beneficiaries under the Contract.
●	Whether you intend to transfer the Total Offer Amount to a different product which could result in additional sales charges.
●	Whether your Death Benefit and other Riders are more valuable than the Total Offer Amount.
●	Whether accepting this Offer would have a negative tax impact.
●

Whether any additional Rider(s) that you may have elected is still important to you, as such Rider(s) may not be available with the same features and at the same charge, if applicable, in a replacement policy. This includes, but is not limited to, whether:

○	The CARESolutions Plus Rider, which provides additional account value accumulation should you have a qualified disability, and/or
○

The guaranteed income stream provided through the Guaranteed Retirement Income Benefit Rider, including whether your future income needs have changed or if you have an alternate source to provide any needed income, and

○	The Total Offer Amount is more important to you than the current value of your Death Benefit and any other Riders.

COMMENT 14. What factors should I consider before accepting this Offer? (page 4) – In the last bold paragraph of this section, please explain how Contract Owners would be alerted to changes in the Offer.

Response: Prior to their acceptance of the Offer, Contract Owners would be advised of potential changes in the Offer via a mailed communication. No changes would be made to Offers that are already accepted.

COMMENT 15. Please provide the number of eligible Contract Owners.

Response: As of June 30, 2018, there are approximately 2800 eligible Contract Owners.

COMMENT 16. Please provide the average Contract Value, Benefit Base and Buyout Values.

Response: The average Contract Value is $28,785. The average Benefit Base is $72,418 and the average Total Offer Amount is $53,063.

COMMENT 17. Schedule A 2. Accumulated Value Enhancement Benefit or CARESolutions Plus Rider, at an additional charge. (page 7) – Please include the same disclosure as in the April 30, 2018 annuity prospectus.

Sonny Oh, Esq.

July 27, 2018

Response: The Schedule is revised as follows:

Accumulated Value Enhancement Benefit

If you elected this benefit when you purchased a Contract, we will make a contribution to the Contract Value on a monthly basis if the covered person (who must be an Owner and the Annuitant):

●	is unable to perform at least 2 activities of daily living without human assistance or has a cognitive impairment; and
●	is receiving certain qualified services described in the Rider.

The amount of the contribution (called the “Monthly Benefit”) is shown in the specifications page of the Contract. However, the benefit contains an inflation protection feature that will increase the Monthly Benefit by 5% each year after the 7th Contract Year. The specifications page of the Contract also contains a limit on how much the Contract Value can be increased by this benefit (the “benefit limit”). The Rider must be in effect for 7 years before any increase will occur.

You could elect this benefit only when you applied for a Contract, if it was then available in your state. Under our current administrative rules, the Monthly Benefit (without regard to the inflation protection feature) is equivalent to 1% of your initial Purchase Payment, up to a maximum Purchase Payment of $300,000. We may reduce this $300,000 limit further, however, if you own additional annuity contracts issued by John Hancock USA and its affiliates that provide a similar benefit. The $300,000 limit applies only to the calculation of the Monthly Benefit under the accumulated value enhancement Rider. (See “Limits on Purchase Payments” for a general description of other Purchase Payment limits under the Contract.)

You could not have elected this Rider unless you also elected the waiver of withdrawal charge Rider. There is a monthly charge for this Rider as described in the Fee Tables.

The Rider terminates if the Contract terminates, if the covered person dies, if the benefit limit is reached, if the Owner is the covered person and the ownership of the Contract changes, or if, before annuity payments start, the Contract Value falls below an amount equal to 25% of your initial Purchase Payment. You may cancel the Rider by written notice at any time. The Rider charge terminates when the Rider terminates.

If you choose to continue the Rider after the Contract’s Maturity Date, charges for the Rider will be deducted from annuity payments and any Monthly Benefit for which the covered person qualifies will be added to the next annuity payment.

In certain marketing materials, this Rider may have been referred to as “CARESolutions Plus.” The Rider was not available in FL, ND, NY and OR.

COMMENT 18. Schedule A 3. Guaranteed Retirement Income Benefit Rider (page 8) – The last paragraph on page 8 appears to be missing a couple sentences. Please conform to the disclosure as in the April 30, 2018 annuity prospectus.

Response: The Schedule is revised as follows:

There is a monthly charge for this Rider as described in the Fee Tables. The Rider (and the related charges) automatically terminate if your Contract is surrendered or the Annuitant dies. After you’ve held your Contract for 10 years, you can terminate the Rider by written request.

Sonny Oh, Esq.

July 27, 2018

COMMENT 20. Schedule B – Please disclose that the Offer may not be beneficial for everyone and provide a profile for whom it would be beneficial and whom it would not be beneficial to accept the Offer.

Response: The “profiles” have been added to “What factors should I consider before accepting this Offer?” See Response 12 above.

Please direct and comments and questions regarding this Registration Statement to me at (617) 663-3192 or in my absence, to Sophia Pattas at (617) 663-2332.

Sincerely,

/s/ Thomas J. Loftus

Thomas J. Loftus

AVP and Assistant General Counsel